# UNITED STATES OF AMERICA
## BEFORE THE
## SECURITIES AND EXCHANGE COMMISSION

June 7, 2023

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In the Matter of

**Madre Tierra Mining Ltd.**
**1321 Blanshard Street, Suite 301**
**Victoria, British Columbia**
**Canada V8W 0B6**

**ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-11452

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Madre Tierra Mining Ltd. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on June 7, 2023.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.


Brad Skinner
Office Chief